Exhibit 99.4

Press Release

Electric Vehicle Charging Solutions :

Total Acquires G2mobility and Forms Partnership with Nexans

Paris, September 20, 2018 — Total has finalized the acquisition of G2mobility, a French leading provider of electric vehicle charging solutions. With this deal, Total is accelerating the growth of its electric vehicle charging businesses, from designing smart charging stations to optimizing energy usage management and selling integrated services.

A pioneer in the sector since 2009, G2mobility has developed and markets a comprehensive charging solution, with connected charging stations operated by a web platform that can remotely control the charge points, offer services, particularly smart energy management systems. With almost 10,000 points managed by its services platform, G2mobility supports municipal governments and private businesses.

Following the signature of an agreement with G2mobility and its longtime shareholders, including Bpifrance and Nexans, Total now fully owns the company.

“Total is pursuing its expansion in new energies for mobility. Following the acquisitions of PitPoint in Europe in 2017 and of 25% of Clean Energy in the U.S. this year, which has allowed us to accelerate in natural gas fuel for vehicles, the G2mobility transaction is a pivotal step in improving our electric vehicle charging offering. With a market share of more than 25% of charging points for local governments and growth in revenues of over 50% last year, G2mobility brings us a new competency to provide more efficient electric charging systems for our B2B and B2C customers.” stated Momar Nguer, President, Marketing & Services and member of the Executive Committee at Total.

“Current growth in the electric vehicle industry is bringing charging solutions into a new era in terms of ambition and capacity,” added Pierre Clasquin, Chief Executive Officer and co-founder of G2mobility. “Today, you have to offer integrated solutions, from electricity supply to an end-to-end charging service. In joining Total, G2mobility can enthusiastically pursue its growth and keep contributing to the energy transition.”

“The energy transition is an excellent growth opportunity and a tool for innovation, differentiation and performance for French companies. It is also a core focus of Bpifrance’s actions,” explained Paul-François Fournier, Senior Executive Vice President, Bpifrance Innovation. “We’re proud to have supported the growth of G2mobility since 2013, and to see it join a world-class company where it can accelerate its expansion and the deployment of its service offering.”

Total Consolidates G2mobility Partnership With Nexans

To help speed up the growth of infrastructure for electric vehicles, Total and Nexans have signed a partnership agreement that gives Total access to Nexans’ production capacity and industrial know-how. Nexans will be able to rely on G2mobility’s technological edge and Total’s range of service offerings.

“We’re delighted to be working with Total to help improve vehicle charging infrastructure, the key to adopting sustainable mobility, in particular through our AGICITY® range.” said Christopher Guérin, CEO of Nexans. “Nexans is proud to have helped G2mobility grow by providing this innovative company with our industrial expertise.”

About G2mobility

Founded in 2009, G2mobility is the French leader in smart charging solutions for electric vehicles. The company designs, produces and implements solutions that integrate charge points adapted to different environments, Electric Vehicle Supply Equipment (EVSE) management and central supervision from its SaaS software tool G2smart, and local EVSE management with the G2box integrated in the charge points or located nearby on-site.

G2mobility's products and services are compliant with OCPP communication protocol defined by the Open Charge Alliance, an international organization of which G2mobility has been a board member since 2015. - www.g2mobility.com

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

About Bpifrance

Bpifrance is the French national investment bank: it finances businesses - at every stage of their development - through loans, guarantees, equity investments and export insurances. Bpifrance also provides extrafinancial services (training, consultancy..). to help entrepreneurs meet their challenges (innovation, export…).

For more information, please visit: www.bpifrance.fr and presse.bpifrance.fr

Follow us on Twitter: @Bpifrance - @BpifrancePresse

About Nexans

As a global leader in advanced cabling and connectivity solutions, Nexans brings energy to life through an extensive range of best-in-class products and innovative services. For over 120 years, innovation has been the company’s hallmark, enabling Nexans to drive a safer, smarter and more efficient future together with its customers.

Today, the Nexans Group is committed to facilitating energy transition and supporting the exponential growth of data by empowering its customers in four main business areas: Building & Territories (including utilities, smart grids, e-mobility), High Voltage & Projects (covering offshore wind farms, submarine interconnections, land high voltage), Telecom & Data (covering data transmission, telecom networks, hyperscale data centers, LAN), and Industry & Solutions (including renewables, transportation, Oil & Gas, automation, and others).

Corporate Social Responsibility is a guiding principle of Nexans’ business activities and internal practices. In 2013 Nexans became the first cable provider to create a Foundation supporting sustainable initiatives bringing access to energy to disadvantaged communities worldwide.

The Group’s commitment to developing ethical, sustainable and high-quality cables drives its active involvement within several leading industry associations, including Europacable, the National Electrical Manufacturers Association (NEMA), International Cablemakers Federation (ICF) or CIGRE to mention a few.

Nexans employs more than 26,000 people with industrial footprint in 34 countries and commercial activities worldwide. In 2017, the Group generated 6.4 billion euros in sales. Nexans is listed on Euronext Paris, compartment A.

For more information, please visit: www.nexans.com & follow us on on

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Total contacts

Media Relations : +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Bpifrance Press Contact

Christophe Menger

Tel : +33 (1)1 41 79 95 12

christophe.menger@bpifrance.fr

 Nexans contacts

Press	Investor Relations
Angéline Afanoukoé Tél. : +33 (0)1 78 15 04 67 angeline.afanoukoe@nexans.com	Michel Gédéon Tél. : +33 (0)1 78 15 05 41 michel.gedeon@nexans.com
Ksenia Kanareva Tél. : +33 (0) 1 78 15 04 74 ksenia.kanareva@nexans.com	Marième Diop Tél. : +33 (0) 1 78 15 05 40 marieme.diop@nexans.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.